Exhibit 99.1

STAK Inc. Announces Financial Results for Fiscal Year 2026

CHANGZHOU, China, October 21, 2026 — STAK Inc. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced its financial results for the fiscal year ended June 30, 2026.

Mr. Chuanbo Jiang, Chairman and Chief Executive Officer of STAK, commented, “Fiscal year 2026 demonstrated continued progress in executing our existing business strategy, supported by stronger demand and favorable pricing for our specialized oilfield vehicles, as well as disciplined cost management. Amid improving market conditions, revenue increased 13.21% year-over-year, while we continued to reallocate production and research and development (‘R&D’) resources toward higher-priced products. This ongoing portfolio optimization spans both specialized oilfield equipment and specialized oilfield vehicles, with an increasing emphasis on higher-value offerings to enhance our product mix and strengthen our competitive positioning.

“At the same time, we remained focused on balancing strategic investment with operating efficiency. Although we increased sales commissions to support revenue growth, we maintained tight control over administrative expenses and share-based compensation. General and administrative expenses declined by 70.57%, contributing to a 41.06 % reduction in total operating expenses, while R&D investment increased by 6.31% to support product development and our ongoing portfolio optimization initiatives. These efforts helped us return to net income of $0.4 million for fiscal year 2026, despite a 3.07% decline in gross profit and a decrease in gross profit margin from 30.86% to 26.43%. This return to profitability underscores the importance of disciplined expense management in improving our bottom-line performance while continuing to invest in future growth.

“Looking ahead, we will remain focused on executing our existing business strategy, further optimizing our product portfolio, and capitalizing on favorable industry conditions. By aligning production capacity and R&D resources with demand for higher-priced products, while maintaining prudent cost controls and targeted investment, we aim to improve our product mix, enhance operating efficiency, and build a stronger foundation for sustainable, long-term growth across changing market conditions.”

Fiscal Year 2026 Financial Summary

●	Revenues were $28.2 million in fiscal year 2026, an increase of 13.21% from $24.9 million in fiscal year 2025.

●	Gross profit was $7.5 million in fiscal year 2026, compared to $7.7 million in fiscal year 2025.

●	Gross profit margin was 26.43% in fiscal year 2026, compared to 30.86% in fiscal year 2025.

●	Net income was $0.4 million in fiscal year 2026, compared to a net loss of $5.7 million in fiscal year 2025.

●	Basic earnings per share were $0.03 in fiscal year 2026, compared to a basic loss per share of $0.53 in fiscal year 2025. Diluted earnings per share were $0.02 in fiscal year 2026, compared to a diluted loss per share of $0.53 in fiscal year 2025.

Fiscal Year 2026 Financial Results

Revenues

Revenues were $28.2 million in fiscal year 2026, an increase of 13.21% from $24.9 million in fiscal year 2025. The increase in revenues was mainly attributable to increase in specialized oilfield vehicles, driven by increased demand and average sales price, partially offset by a decreased revenue from specialized oilfield equipment and automation solutions due to decrease in customer demand.

Sales of specialized oilfield equipment were $5.5 million in fiscal year 2026, a decrease of 53.89% from $12.0 million in fiscal year 2025. The decrease was mainly due to the Company’s decision to expand production capacity of higher-pricing specialized oilfield equipment in order to allocate more resources towards research and development for the Company’s new specialized oilfield equipment products, given that all specialized oilfield equipment shares the same production facilities. Such transformation resulted in a 64.94% decrease in the sales volume and a 31.51% increase in the average sales price of specialized oilfield equipment in fiscal year 2026, compared to the same period in fiscal year 2025.

Sales of specialized oilfield vehicles were $22.2 million in fiscal year 2026, an increase of 103.35% from $10.9 million in fiscal year 2025. The increase was mainly due to the Company’s decision to optimize product portfolio. The Company used to produce and sell large quantities of lower unit price vehicles to improve the Company’s efficiency of inventories’ turnover in fiscal year 2025. In fiscal year 2026, the Company keep focusing on producing and selling vehicles with higher price. The Company produced higher selling price specialized oilfield vehicles, resulting in the average unit sales price of specialized oilfield vehicles increased from $29,564 to $41,936, or 41.85% in fiscal year 2026.

Service revenue from automation solutions was nil in fiscal year 2026, compared to $1.8 million in fiscal year 2025. This decrease was primarily due to the Company’s decision to focus its research and development efforts on its own specialized oilfield vehicle products.

Other revenue was $0.5 million in fiscal year 2026, an increase of 75.16% from $0.3 million in fiscal year 2025. The Company planned the sales was in one-time and unsustainable based on customer’s demand in fiscal year 2026 and 2025.

Cost of Revenues

Cost of revenues was $20.8 million in fiscal year 2026, an increase of 20.48% from $17.2 million in fiscal year 2025. The increase in cost of revenues is primarily due to the manufacture of higher-pricing specialized oilfield equipment and oilfield vehicles, which carry higher unit costs.

Gross Profit and Gross Profit Margin

Gross profit was $7.5 million in fiscal year 2026, a decrease of 3.07% from $7.7 million in fiscal year 2025. Gross profit margin was 26.43% in fiscal year 2026, decreased from 30.86% in fiscal year 2025. The decrease in gross profit and gross profit margin was mainly attributable to a change in product portfolio toward higher-priced specialized oilfield vehicles. These products sale at higher selling prices and also incurred higher unit costs, which resulted in a lower gross profit margin.

Operating Expenses

Total operating expenses were $6.4 million in fiscal year 2026, compared to $10.8 million in fiscal year 2025.

●	Selling and marketing expenses were $0.9 million in fiscal year 2026, compared to $0.7 million in fiscal year 2025. The Company expanded sales of its higher-priced products during the year, which generates increase in revenue and a corresponding increase in sales commission expenses and resulting in increase in selling and marketing expenses.

●	General and administrative expenses were $2.0 million in fiscal year 2026, compared to $6.8 million in fiscal year 2025. No share-based compensation expense was incurred in fiscal year 2026. The decrease in general and administrative expense was attributable to a decrease in share-based compensation expense of $3.9 million, a decrease in professional fees of $0.5 million and a decrease in provision for credit losses of $0.4 million

●	Research and development expenses were $3.5 million in fiscal year 2026, compared to $3.3 million in fiscal year 2025. The increase was mainly attributed to the increase of design and development expenses to develop new products and refine existing products. The research and development expenses are mainly driven by the stage and scale of the Company’s equipment development.

Net Income (Loss)

Net income was $0.4 million in fiscal year 2026, compared to a net loss of $5.7 million in fiscal year 2025.

Basic and Diluted Earnings (Loss) per Share

Basic earnings per share were $0.03 in fiscal year 2026, compared to a basic loss per share of $0.53 in fiscal year 2025. Diluted earnings per share were $0.02 in fiscal year 2026, compared to a diluted loss per share of $0.53 in fiscal year 2025.

Financial Condition

As of June 30, 2026, the Company had cash, cash equivalents and restricted cash of $4.9 million, compared to $1.0 million as of June 30, 2025.

Net cash used in operating activities was $2.7 million in fiscal year 2026, compared to $2.9 million in fiscal year 2025.

Net cash used in investing activities was $0.2 million in fiscal year 2026, compared to $2.4 million in fiscal year 2025.

Net cash provided by financing activities was $6.8 million in fiscal year 2026, compared to $5.7 million in fiscal year 2025.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

STAK INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	As of June 30,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$4,163,749	$1,022,625
Restricted cash	736,909	-
Stablecoins	2,151	-
Accounts receivable, net	2,834,374	1,988,785
Inventories	18,988,710	17,018,217
Advances to suppliers	4,183,833	562,473
Amounts due from a related party	-	87,472
Prepayments and other current assets, net	2,688,256	2,783,842
Total current assets	33,597,982	23,463,414

Non-current assets:
Equipment, net	257,541	293,023
Intangible assets, net	2,886,048	2,022,918
Right-of-use assets, net	19,665	74,562
Deferred tax assets	504,450	785,700
Other non-current assets	177,605	114,888
Total non-current assets	3,845,309	3,291,091

Total assets	$37,443,291	$26,754,505

Liabilities and shareholder’s equity

Liabilities
Current liabilities:
Accounts payable	$2,483,829	$3,722,525
Short-term borrowings	11,046,263	5,636,831
Long-term borrowings due within one year	324,240	-
Contract liabilities	88,282	1,164,334
Amounts due to related parties, current	78,506	30,222
Accrued expenses and other current liabilities	3,529,957	1,116,014
Operating lease liabilities, current	-	73,530
Income tax payable	1,968,515	1,692,519
Total current liabilities	19,519,592	13,435,975

Non-current liabilities:
Long-term borrowings	1,591,723	418,784
Amounts due to a related party, non-current	272,997	-
Total non-current liabilities	1,864,720	418,784

Total liabilities	$21,384,312	$13,854,759

Commitments and contingencies

Shareholder’s equity
Class A ordinary shares (par value of $0.001 per share; 75,000,000 shares authorized; 10,010,349 and 4,010,349 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	$10,010	$4,010
Class B ordinary shares (par value of $0.001 per share; 25,000,000 shares authorized; 9,200,000 shares issued and outstanding as of June 30, 2026 and 2025)	9,200	9,200

Additional paid in capital	14,438,304	12,157,104
Statutory reserve	811,378	672,402
Retained earnings	611,458	324,893
Accumulated other comprehensive income (loss)	178,629	(267,863)
Total shareholders’ equity	$16,058,979	$12,899,746

Total liabilities and shareholder’s equity	$37,443,291	$26,754,505

STAK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except for number of shares and per share data)

	For the Years Ended June 30,
	2026	2025	2024
Revenues	$28,206,019	$24,914,618	$18,918,847
Cost of revenues	(20,752,326)	(17,224,749)	(13,245,171)
Gross profit	7,453,693	7,689,869	5,673,676

Operating expenses:
Selling and marketing expenses	(898,008)	(746,119)	(653,218)
General and administrative expenses	(2,001,457)	(6,800,745)	(544,304)
Research and development expenses	(3,475,397)	(3,269,086)	(1,677,456)
Total operating expenses	(6,374,862)	(10,815,950)	(2,874,978)

Operating income (loss)	1,078,831	(3,126,081)	2,798,698

Other (expenses) income:
Interest expenses, net	(238,393)	(167,146)	(126,373)
Government subsidies	6,196	18,994	45,638
Other income (expenses), net	70,419	(73,182)	-
Loss from sale of equipment	-	(1,538,023)	-
Loss from sale of accounts receivable	-	(1,097,204)	-
Total other expenses, net	(161,778)	(2,856,561)	(80,735)

Income (loss) before income tax	917,053	(5,982,642)	2,717,963
Income tax (expenses) benefit	(491,512)	269,962	(276,189)
Net income (loss)	425,541	(5,712,680)	2,441,774

Net income (loss) per ordinary share: *
Basic	$0.03	$(0.53)	$0.24
Diluted	0.02	(0.53)	0.24

Weighted average number of shares outstanding used in calculating net income (loss) per ordinary share: *
Basic	16,070,623	10,736,359	10,000,000
Diluted	19,041,623	10,736,359	10,000,000

Net income (loss)	$425,541	$(5,712,680)	$2,441,774
Foreign currency translation adjustments	446,492	120,680	(31,462)
Total comprehensive income (loss)	$872,033	$(5,592,000)	$2,410,312

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1) and share split (Note 17).

STAK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$425,541	$(5,712,680)	$2,441,774
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision (reversal) for credit losses	149,399	505,795	(17,508)
Depreciation of equipment	50,280	284,125	328,563
Amortization of intangible assets	147,855	45,341	5,042
Amortization of operating lease right-of-use assets	57,293	36,150	30,271
Loss on sale of accounts receivable	-	1,097,204	-
Loss on sale of equipment	-	1,538,023	-
Deferred income tax	315,319	(269,962)	(342,875)
Share-based compensation	-	3,906,000	-
Changes in operating assets and liabilities:
Accounts receivable	(724,799)	(6,320)	529,647
Advances to suppliers	(3,486,030)	879,799	(907,610)
Inventories	(990,650)	(8,555,643)	(2,125,531)
Amounts due from/due to related parties	142,618	34,814	(350,582)
Prepayments and other current assets	973,171	(802,008)	(47,884)
Other non-current assets	(59,931)	185,799	(299,443)
Accounts payable	1,227,673	2,944,759	(2,565,379)
Contract liabilities	(1,106,923)	1,156,151	(385,941)
Income tax payable	176,193	(10)	616,111
Accrued expenses and other current liabilities	50,146	(146,238)	436,146
Operating lease liabilities, current	(75,313)	-	(80,098)
Net cash used in operating activities	$(2,728,158)	$(2,878,901)	$(2,735,297)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	-	(61,622)	(17,427)
Purchases of intangible assets	(875,728)	(1,991,345)	-
Proceeds from sale of equipment	563,337	-	-
Loans to third parties	(1,867,315)	(989,999)	(553,649)
Collection of loans to third parties	1,960,166	602,969	297,863
Net cash used in investing activities	$(219,540)	$(2,439,997)	$(273,213)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	-	-	50,000
Net proceeds from initial public offering	-	4,187,707	-
Release of IPO proceeds held in escrow	400,000	-	-
Proceeds from third-party loans	2,402,059	-	-
Proceeds from short-term bank loans	7,670,861	5,597,217	5,501,882
Proceeds from long-term bank loans	1,429,797	415,841	117,650
Repayments of short-term bank loans	(5,065,771)	(4,366,328)	(2,595,228)
Repayments of long-term bank loans	-	(117,822)	-
Net cash provided by financing activities	$6,836,946	$5,716,615	$3,074,304

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,215)	(33,246)	(839)

Net increase in cash, cash equivalents and restricted cash	3,878,033	364,471	64,955
Cash and cash equivalents at beginning of the year	1,022,625	658,154	593,199
Cash, cash equivalents and restricted cash at the end of the year	$4,900,658	$1,022,625	$658,154
Including:
Cash and cash equivalents at the end of the year	4,163,749	1,022,625	658,154
Restricted cash at the end of the year	736,909	-	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	-	-	3,058
Interest paid	253,715	183,156	120,602

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Addition of right-of-use assets	$-	$72,220	$56,085
Reclassification of accounts payables into supplier finance obligations	2,337,718	-	-
Offsetting of loan to third parties and accounts payable	293,108	-	-
Stablecoins settlement received for sales of accounts receivable	865,000	-	-
Stablecoins used for advance payment to a vendor	865,000	-	-
Issuance of Class A ordinary shares in exchange for stablecoins	2,287,200	-	-
Loan to a third party via stablecoins	2,285,049	-	-
Transfer of loan from a third party to a related party	272,997	-	-